UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14793

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND OF THE UNITED STATES OF AMERICA

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Index

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) at December 31, 2011 and 2010, and the changes in assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP

San Juan, Puerto Rico

June 28, 2012

Certified Public Accountants

(Of Puerto Rico)

License No. 216 Expires Dec. 1, 2013

Stamp E28100 of P.R. Society of Certified

Public Accountants has been affixed to the

Filed copy of this report.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	As of December 31,
	2011	2010

Assets
Investments
Investments, at fair value	$7,603,578	$7,900,164

Total investments	7,603,578	7,900,164

Receivables
Employer contributions	1,320	2,307
Participants contributions	9,388	15,087
Participant loans receivable	615,046	466,515
Due from brokers for securities sold	—	465
Loan repayments from participants	—	7,344

Total receivables	625,754	491,718

Cash and cash equivalents	24,949	41,016

Total assets	8,254,281	8,432,898

Liabilities
Due to broker for securities purchased	—	36,405

Total liabilities	—	36,405

Net assets available for benefits	$8,254,281	$8,396,493

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Year ended December 31, 2011

Additions to assets attributed to:

Investment (loss) gain
Net depreciation in fair value of investments	$(255,853)
Dividends and interest income	111,630

Total investment loss	(144,223)

Interest income on participant loans	29,663

Contributions
Employer	102,614
Participants	686,923
Rollovers from other qualified plans	5,459

Total contributions	794,996

Total additions	680,436

Deductions from assets attributed to:

Benefits and withdrawals paid to participants, including rollover distributions	821,748
Administrative expenses	900

Total deductions	822,648

Net decrease during the year	(142,212)

Net assets available for benefits

Beginning of year	8,396,493

End of year	$8,254,281

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Amendments

There were no plan amendments during plan year 2011.

Eligibility

All full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Company’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. Contributions are subject to certain limitations. For the year ended December 31, 2011, pre-tax contributions were limited to a maximum of $16,500, as defined by the Internal Revenue Service. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant eligible contributes to the Plan on a pre-tax basis.

In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $5,500 pre-tax contribution after contributing the Plan limit of $16,500 of their pre-tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contribution in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional contribution is as follows:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At December 31, 2011 and 2010 the interest rates of these loans range from 5.25% to 10.25%, respectively, and are due at various maturity dates through November 7, 2016. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both of which were appointed by the Board of Directors of the Bank. The custodian invests cash received in accordance with participant’s directions, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2011 the Bank paid $46,907 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

Recent Accounting Pronouncements

In May 2011, the FASB updated the Codification to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (IFRSs). The amendments in this Update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. The amendments in this Update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Plan adopted this guidance with no impact on the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the significant accounting principles of the plan follows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Loans repayments from participants

Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Investments

The following presents the Plan’s investments:

	2011			2010
	Value		# of shares	Value		# of shares

First BanCorp. Common stock	$80,976		23,194	$96,702		14,067
Ameristock Fund	372,283		10,585	266,509		7,747
Calamos Growth & Income	336,798		10,953	—		—
Dodge & Cox Balanced Fund	747,441	*	11,081	715,145	*	10,213
Fidelity Spartan Extended Mkt Index	525,679	*	14,825	636,388	*	16,666
MainStay Large Cap Growth	51		7	—		—
GE Premier Growth Equity Class A	—		—	395,795	*	18,504
Harbor Bond Institutional Class Fund	1,123,667	*	92,179	1,208,317	*	99,860
Harbor Bond Institutional
International Class Fund	524,440	*	9,999	654,035	*	10,801
Royce Pennsylvania Mutual Fund	264,403		24,573	344,702		29,588
Schwab Value Advantage Money Fund	3,049,810	*	3,049,810	3,033,777	*	3,033,777
Vanguard S&P 500 Index	578,030	*	6,043	548,794	*	4,739

	$7,603,578			$7,900,164

*	Investment exceeds five percent of assets available for benefits.

During 2011, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year depreciated in value by $255,853 as follows:

2011

Mutual funds	$(202,361)
Common stock - First BanCorp.	(53,492)

$(255,853)

4.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31 2011 and 2010, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2011
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$1,287,162	$—	$—	$1,287,162
Mid Cap	525,679	—	—	525,679
Small Cap	264,403	—	—	264,403
International	524,440	—	—	524,440
Fixed Income	4,173,477	—	—	4,173,477
Balanced	747,441	—	—	747,441
Investment in First BanCorp. Unitized Stock	80,976	—	—	80,976
Investcash Money Market	3,051	—	—	3,051

	$7,606,629	$—	$—	$7,606,629

	As of December 31, 2010
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$1,211,098	$—	$—	$1,211,098
Mid Cap	636,388	—	—	636,388
Small Cap	344,702	—	—	344,702
International	654,035	—	—	654,035
Fixed Income	4,242,094	—	—	4,242,094
Balanced	715,145	—	—	715,145
Investment in First BanCorp. Unitized Stock	96,702	—	—	96,702
Investcash Money Market	24,087	—	—	24,087

	$7,924,251	$—	$—	$7,924,251

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value at the reporting date. These investments are classified as Level 1.

There were no transfers in and /or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2011 and 2010. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

5.	Party In-Interest Transactions

Certain Plan investments are shares of a mutual fund with fair value of $3,049,810 and cash equivalents of $3,051 managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2011 and 2010, the Plan held 23,194 and 14,067 shares, with a quoted fair value of $80,976 and $96,702, respectively, of First BanCorp common stock, the Parent Company of the Plan Sponsor. For the year ended December 31, 2011, the net depreciation in the fair value of the investment in First BanCorp common stock amounted to $53,492, no dividends were received. Plan assets include participant loans receivable of $615,046 and $466,515 as of December 31, 2011 and 2010, respectively. For the year ended December 31, 2011 interest income related to participant loans receivable amounted to $29,663. These transactions qualify as party in-interest transactions permitted under provisions of ERISA.

6.	Tax Status

The Internal Revenue Service has determined and informed the Bank under letter dated June 23, 2010 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited nonvested accounts amounted to $1,572 at December 31, 2011 ($1,371 at December 31, 2010). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. No forfeitures were used to reduce the Bank’s contribution, while $900 was used to cover administrative expenses during 2011.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Notes to the Financial Statements

December 31, 2011 and 2010

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in default and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

10.	Additional Contributions

No additional contributions were made for the year ended December 31, 2011 or 2010. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2011, the Bank agreed to contribute $190 to non-highly compensated participants to satisfy contribution requirements. At December 31, 2010 there were no additional contributions.

11.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

12.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $3,051 and $24,087 as of December 31, 2011 and 2010, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2011 and 2010 amounted to $21,898 and $16,929, respectively.

The following is a reconciliation of participant’s loans receivable per financial statements for the year ended December 31, 2011 and 2010 to form 5500, respectively:

	2011	2010
Participant loan receivable per financial statements	$615,046	$466,515
Add:
Receivable from loan repayments from participants	—	7,344

Participant loan receivable per Form 5500	$615,046	$473,859

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and of the United States of America

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost		(e) Current value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Account	Money Market			*	*	$3,051

	Total Money Market and Interest Bearing Cash						3,051

	Common Stocks
*	First BanCorp. Common Stock	Common Stock	23,194	shares	*	*	80,976

	Total Common Stocks						80,976

	Mutual Funds
	Ameristock Fund	Mutual Fund	10,585	shares	*	*	372,283
	Dodge & Cox Balanced Fund	Mutual Fund	11,081	shares	*	*	747,441
	Calamos Growth & Income	Mutual Fund	10,953	shares	*	*	336,798
	Fidelity Spartan Extended Mkt Index	Mutual Fund	14,825	shares	*	*	525,679
	MainStay Large Cap Growth	Mutual Fund	7	shares	*	*	51
	Harbor Bond Institutional Class Fund	Mutual Fund	92,179	shares	*	*	1,123,667
	Harbor Bond Institutional International Class Fund	Mutual Fund	9,999	shares	*	*	524,440
	Royce Pennsylvania Mutual Fund	Mutual Fund	24,573	shares	*	*	264,403
*	Schwab Value Advantage Money Fund	Mutual Fund	3,049,810	shares	*	*	3,049,810
	Vanguard S&P 500 Index	Mutual Fund	6,043	shares	*	*	578,030

	Total mutual funds						7,522,602

	Other Investments
*	Participant loans receivable	Interest rates ranging from 5.25% to 10.25%, maturity dates of February 9, 2012 to November 7, 2016			*	*	615,046

	Total Other Investments						615,046

	Total						$8,221,675

*	Party in-interest
**	Historical cost is not required for participant directed investment.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 6/28/2012	By:	/s/ Pedro A. Romero
Authorized Representative